This Form CB contains 20 pages, including all exhibits.

05053356

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING MAY 17 2005 WASH. D.C. 185 SECTION

05053358

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

05053359

Citizen Electronics Co., Ltd., Miyota Co., Ltd.,
Cimeo Precision Co., Ltd.

(Name of Subject Company)

PROCESSED
MAY 26 2005
THOMSON FINANCIAL

N/A

(Translation of Subject Company's Name into English (if applicable))

Japan

(Jurisdiction of Subject Company's Incorporation or Organization)

Citizen Watch Co., Ltd.
6-1-12, Tanashi-cho, Nishi-Tokyo-shi, Tokyo 188-851, Japan
+81-424-68-1231

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Exhibit Index Begins On Page 7

Citizen Electronics Co., Ltd.
Takefumi Shirakabe
1-23-1, Kamikurechi Fujiyoshida-shi Yamanashi-ken 403-0001, Japan
+81-555-23-4121
Miyota Co., Ltd.
Keiji Shiozaki
4107-5, Oaza-Miyota, Miyota-machi, Kitasaku-gun, Nagano-ken
389-0294, Japan
+81-267-32-3331
Cimeo Precision Co., Ltd.
Shigeyuki Gomi
4107-5, Oaza-miyota, Miyota-machi, Kitasaku-gun, Nagano-ken,
389-0295 Japan
+81-267-32-3232

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Citizen Electronics Co., Ltd.	: June 10, 2005
Miyota Co., Ltd.	: June 13, 2005
Cimeo Precision Co., Ltd.	: June 9, 2005

(Date Tender Offer/Rights Offering Commenced)

2

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) Not applicable.

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included in all exhibits, as applicable.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
Exhibits.

Exhibit Number	Description
1	English Translation of the Press Release, dated May 16, 2005, relating to the proposed transaction, jointly issued by Citizen Watch Co., Ltd., Citizen Electronics Co., Ltd., Miyota Co., Ltd., Cimeo Precision Co., Ltd., Sayama Precision Co., Ltd. and Kawaguchiko Seimitsu Co.

4

PART III - CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB to the Securities and Exchange Commission (the "Commission"), Citizen Watch Co., Ltd. is filing with the Commission a written irrevocable consent and power of attorney on Form F-X. Citizen Watch Co., Ltd. will promptly communicate any change in the name or address of its agent for service to the Commission by amendment of the Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Citizen Watch Co., Ltd.

By: M. Umehara

Name: Makoto Umehara
Title: President & CEO
Date: May 17, 2005

21946857v4

EXHIBIT INDEX

Exhibit Number	Description
1	English Translation of the Press Release, dated May 16, 2005, relating to the proposed transaction, jointly issued by Citizen Watch Co., Ltd., Citizen Electronics Co., Ltd., Miyota Co., Ltd., Cimeo Precision Co., Ltd., Sayama Precision Co., Ltd. and Kawaguchiko Seimitsu Co.

Exhibit 1

This press release is an English-language translation of the original Japanese-language version. To the extent that there are discrepancies between this translation and the original version, the original version shall be definitive.

This press release is neither an offer of securities for sale, nor the solicitation of an offer to purchase securities, in the United States. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933 or an applicable exemption from such registration. Any public offering of securities in the United States would be made by means of a prospectus to be obtained from the issuer, which would contain detailed information about the company and management, as well as financial statements, pursuant to U.S. disclosure standards set forth in the Securities Act. The parties intend to rely on an exemption from registration under the Securities Act in connection with the proposed stock-for-stock exchange transaction, as a result of which it is not expected that any such U.S. prospectus will be prepared.

The proposed stock-for-stock exchange transaction involves the issuance of the securities of a Japanese company in exchange for securities of Japanese companies. The transaction is subject to the disclosure requirements of Japanese law, which are different from those of the United States. Financial information included herein or in any disclosure document relating to the transaction is based on financial statements prepared in accordance with Japanese accounting standards, which may not be comparable to the financial statements of United States companies.

It may be difficult for U.S. investors to enforce their rights and any claim they may have with respect to the proposed stock-for-stock exchange transaction that arise under the U.S. federal securities laws, since the issuer is located in a foreign country and some or all of its officers and directors may be residents of a foreign country. U.S. investors may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

[Translation]

May 16, 2005

To whom it may concern:

Corporate Name:	Citizen Watch Co., Ltd.
Representative:	Makoto Umehara President & CEO (Securities Code No. 7762, Tokyo Stock Exchange, First Section)
Corporate Name:	Citizen Electronics Co., Ltd.
Representative:	Takashi Masuzawa President & CEO (Securities Code No. 6892, JASDAQ)
Corporate Name:	Miyota Co., Ltd.
Representative:	Yuzo Maekawa President & CEO (Securities Code No. 7770, JASDAQ)
Corporate Name:	Cimeo Precision Co., Ltd.
Representative:	Konosuke Imai

President & CEO
(Securities Code No. 6828, JASDAQ)

Corporate Name: Sayama Precision Co., Ltd.
Representative: Masaru Yoshida
President & CEO

Corporate Name: Kawaguchiko Seimitsu Co., Ltd.
Representative: Shiro Hisada
President & CEO

Notice of Citizen Group's Management Integration

Citizen Watch Co., Ltd. ("Citizen Watch"), and its five subsidiaries, Citizen Electronics Co., Ltd. ("Citizen Electronics"), Miyota Co., Ltd. ("Miyota"), Cimeo Precision Co., Ltd. ("Cimeo"), Sayama Precision Co., Ltd. ("Sayama"), and Kawaguchiko Seimitsu Co., Ltd. ("Kawaguchiko") (these five subsidiaries being collectively referred to as the "Five Group Companies"), are pleased to announce that Citizen Watch and the Five Group Companies approved, at their respective board of directors meetings held today, a resolution that Citizen Watch and the Five Group Companies will perform stock-for-stock exchange transactions as of October 1, 2005 for the purpose of making the Five Group Companies wholly-owned subsidiaries of Citizen Watch, and entered into each of the stock-for-stock exchange agreements described below.

Description

1. Purpose of the Stock-for-Stock Exchange

The Citizen Group has been continuously working toward conducting the structural reform of the entire group for the purposes of promptly and appropriately responding to market trends, building up systems clearly defining responsibilities and authorities, promoting the further growth of each operation and improving group competitiveness, thereby further increasing the group's going concern value.

The group's policy up to now had the main objective of respecting the autonomy of each group company, and took the approach that new businesses should be pursued and domestic and international competitiveness should be enhanced through group companies' independent planning and friendly rivalry. We believed that this policy would enhance each group company's going concern value and thereby enhance the Citizen Group's overall going concern value.

However, given the increasingly competitive environment, a single company's management efforts and resources may seem limited. Considering this, we have also been driving forward with the integration of the development, manufacturing and marketing aspects of each business operation, such as a functional concentration of the crystal devices operation and the industry machinery operation within the group, the merger of Citizen Watch and Citizen Trading Co., Ltd., and the concentration of the liquid crystal device operation and the electronic equipment operation by way of corporate demerger. We believe that further measures are necessary to maximize the going concern value of each group company as well as of the entire group.

On this occasion, for the purpose of further improvement of the going concern value of the entire group with a view to optimizing the use of business resources and increasing business efficiency of the entire group, we have decided to perform stock-for-stock exchange transactions by means of which the Five Group Companies will be made wholly-owned subsidiaries of Citizen Watch. We intend to maintain and enhance our global competitiveness by concentrating on the group's all-around capabilities.

These stock-for-stock exchange transactions to make the group companies wholly-owned subsidiaries of the absolute parent company are expected to eliminate overlap and competition among operations within the group and improve management speed and efficiency. While respecting each group company's autonomy, we would like to pursue comparable and uninterrupted comprehensive business strategies by furthering communication between the subsidiaries and the absolute parent company, Citizen Watch. We believe that at the same time this measure will also enable each group company to quickly implement the strategies of the Citizen Group and to establish strong positions in their relevant industries.

We firmly believe that this management integration will be in the best interests of the shareholders and other stakeholders of each group company as well as Citizen Watch, and will maximize the Citizen Group's going concern value in an era of global competition.

Shareholders' understanding and approval will be requested at each company's annual shareholders meeting to be held near the end of June 2005, and the stock-for-stock exchange will be effected on October 1, 2005. We will unite our best efforts to maximize the group's going concern value, and would like to request your continuing support.

2. Conditions for Stock-for-Stock Exchange

(1) Schedule of Stock-for-Stock Exchange

May 16, 2005:	Each company's board of directors meeting to approve each of the stock-for-stock exchange agreements. Execution of each of the stock-for-stock exchange agreements.
June 20, 2005:	Kawaguchiko's Shareholders Meeting to approve its stock-for-stock exchange agreement (as planned).
June 22, 2005:	Sayama's Shareholders Meeting to approve its stock-for-stock exchange agreement (as planned).
June 24, 2005:	Cimeo's Shareholders Meeting to approve its stock-for-stock exchange agreement (as planned).
June 28, 2005:	Citizen Electronics' and Miyota's Shareholders Meetings to approve each of their stock-for-stock exchange agreements (as planned).
June 29, 2005:	Citizen Watch's Shareholders Meeting to approve each of the stock-for-stock exchange agreements (as planned).
October 1, 2005:	Effective Date of the Stock-for-Stock Exchange (as planned).

(2) Method of Stock-for-Stock Exchange

Citizen Watch will effect the stock-for-stock exchange with the Five Group Companies as of October 1, 2005 and become their absolute parent company.

(3) Stock-for-Stock Exchange Ratios

Citizen Watch asked Nikko Citigroup Limited. ("Nikko Citigroup "), and the Five Group Companies asked Mizuho Securities Co., Ltd. ("Mizuho Securities"), for calculations of the stock-for-stock exchange ratios. In reference to the results of such calculations, the companies have discussed and agreed as follows:

Company	Stock-for-stock exchange Ratios
Citizen Watch	1

//

Citizen Electronics	5.77
Miyota	2.18
Cimeo	0.97
Sayama	27.30
Kawaguchiko	7.77

(Notes)

1. Share Allotment Ratio

   For the shareholders entered or recorded in the Five Group Companies' respective shareholder registers (with respect to Citizen Electronics, Miyota and Cimeo, including their beneficial shareholder registers) as of the end of the business day immediately preceding the effective date of the stock-for-stock exchange, shares of Citizen Watch common stock will be allotted for each one (1) share of the Five Group Companies' respective common stocks owned by such shareholders in accordance with the stock-for-stock exchange ratios mentioned above. However, no share allotment will be made with respect to the Five Group Companies' common stocks owned by Citizen Watch (27,621,438 shares of Citizen Electronics stock, 6,425,530 shares of Miyota stock, 5,409,940 shares of Cimeo stock, 343,563 shares of Sayama stock, and 493,220 shares of Kawaguchiko stock).

2. Third-party Calculation Method and Basis

   To calculate the stock-for-stock ratio, Nikko Citigroup used the market stock price method, DCF (discounted cash flow) method and comparable companies analysis with respect to Citizen Watch, Citizen Electronics, Miyota and Cimeo; and the DCF method, comparable companies analysis and market net asset value method with respect to Sayama and Kawaguchiko. Nikko Citigroup calculated the stock-for-stock exchange ratios comprehensively taking these calculation results into account.

   To calculate the stock-for-stock ratio, Mizuho Securities used the market stock price comparative method, comparable companies comparative method and DCF (discounted cash flow) method with respect to Citizen Watch, Citizen Electronics, Miyota and Cimeo; and the DCF method, comparable companies comparative method and modified net asset value method with respect to Sayama and Kawaguchiko. Mizuho Securities calculated the stock-for-stock exchange ratios comprehensively taking the calculation results into account.

3. Number of Shares of Citizen Watch Allotted and Delivered upon Stock-for-Stock Exchange

   Upon the stock-for-stock exchange, Citizen Watch will newly issue 88,077,759 shares of common stock and allot and deliver such new shares together with 10,000,000 shares of common stock that it itself holds to the shareholders of the Five Group Companies (excluding Citizen Watch).

(4) Listing after Stock-for-Stock Exchange

Citizen Watch, which will become the absolute parent company upon the stock-for-stock exchange, will maintain and continue its listing status. Citizen Electronics, Miyota and Cimeo, which will be wholly-owned subsidiaries upon the stock-for-stock exchange, will delist from JASDAQ no later than the effective date of the stock-for-stock exchange.

(5) Cash Distributed upon Stock-for-Stock Exchange

Citizen Watch will not distribute any cash upon the stock-for-stock exchange.

(6) Initial Date for Calculating Dividends

The dividends for the new shares to be allotted and delivered by Citizen Watch upon the stock-for-stock exchange will be calculated from October 1, 2005.

3. Outline of Parties

As of March 31, 2005

(1)	Corporate Name	Citizen Watch Co., Ltd.	Citizen Electronics Co., Ltd.	Miyota Co., Ltd.
(2)	Principal Businesses	Manufacture and sale of watches and component parts thereof, information and electronic equipment and component parts thereof, and industrial machinery and equipment	Manufacture and sale of electronic devices, applied/acoustic products, watches and special products, etc.	Manufacture and sale of watches, quartz oscillators, electronic visual imaging devices, LCD units, high-density mounting equipment, industrial machinery, etc.
(3)	Date of Incorporation	May 28, 1930	June 23, 1970	July 28, 1959
(4)	Location of Head Office	6-1-12, Tanashi-cho, Nishi-Tokyo-shi, Tokyo	1-23-1, Kamikurechi, Fujiyoshida-shi, Yamanashi	4107-5, Oaza-miyota, Miyota-machi, Kitasaku-gun, Nagano
(5)	Representative	Makoto Umehara President & CEO	Takashi Masuzawa President & CEO	Yuzo Maekawa President & CEO
(6)	Capital	32,648 million yen	1,988 million yen	1,753 million yen
(7)	Number of Outstanding Shares	311,503,050	42,133,290	10,215,562
(8)	Shareholders' Equity	149,177 million yen	41,824 million yen	15,029 million yen
(9)	Total Assets	202,512 million yen	62,917 million yen	24,963 million yen
(10)	Account Settlement	March 31	March 31	March 31
(11)	Number of Employees	1,621	558	488
(12)	Major Customers	Suppliers Citizen Precision Machine Co., Ltd. Miyota Co., Ltd. Purchasers Citizen Watch Company of America Inc. Japan CBM Corporation	Suppliers Nichia Corporation Citizen Watch Co., Ltd. Purchasers NEC Saitama, Ltd. Citizen Watch Co., Ltd.	Suppliers Most Crown Industries Ltd. Citizen Watch Co., Ltd. Purchasers Citizen Watch Co., Ltd. Sony EMCS Corporation
(13)	Major Shareholders and Shareholding Ratio	Japan Trustee Services Bank, Ltd. (trust account) 10.26%	Citizen Watch Co., Ltd. 65.56%	Citizen Watch Co., Ltd. 62.90%
		The Master Trust Bank of Japan, Ltd. (trust account) 9.35%	Japan Trustee Services Bank, Ltd. (trust account) 5.94%	The Master Trust Bank of Japan, Ltd. (trust account) 3.46%
		Nippon Life Insurance Company 4.23%	The Master Trust Bank of Japan, Ltd. (trust account) 2.90%	Trust & Custody Services Bank, Ltd. (securities investment trust account) 2.15%
		Tokio Marine & Nichido Fire Insurance Co., Ltd. 2.69%	Mizuho Trust Employee Pension Trust (Mizuho bank account) Trust for Asset Management Service by Sub-Trustee 1.39%	Japan Trustee Services Bank, Ltd. (trust account) 1.52%
		Mizuho Corporate Bank, Ltd. 2.67%	State Street Bank and Trust Company 1.20%	The Hachijuni Bank, Ltd. 1.38%
(14)	Main Financing Banks	Mizuho Corporate Bank, Ltd. The Mitsubishi Trust and Banking Corporation, and others	Mizuho Corporate Bank, Ltd. Sumitomo Mitsui Banking Corporation, and others	The Hachijuni Bank, Ltd. The Mitsubishi Trust and Banking Corporation, and others
(15)	Relationships between Parties	See columns to the right		

(i) Capital		Citizen Watch holds 65.56% of the outstanding shares of Citizen Electronics.	Citizen Watch holds 62.90% of the outstanding shares of Miyota.
(ii) Personnel		Four executives concurrently serve as executives of Citizen Watch and two officers were transferred from Citizen Watch.	Two executives concurrently serve as executives of Citizen Watch and three officers were transferred from Citizen Watch.
(iii) Business		Watches and special products are sold to Citizen Watch.	Watches, quartz oscillators and other products are sold to Citizen Watch.

As of March 31, 2005

(1)	Corporate Name	Cimeo Precision Co., Ltd.	Sayama Precision Co., Ltd.	Kawaguchiko Seimitsu Co., Ltd.
(2)	Principal Businesses	Manufacture and sale of electronic components (quartz oscillators, optic device components, components for optical communications, etc.), information equipment components, watch component parts, etc.	Manufacture and sale of watch parts, micro-reducers, various types of precision equipment (including micro-motors), automated recreational equipment, medical devices, precision machine tool parts, molds, inspection devices, molding parts, industrial tools, etc.	Manufacture and sale of watch functional components, watch exterior components, precision apparatus and electronic equipment, machine tools and industrial tools
(3)	Date of Incorporation	January 12, 1963	March 24, 1958	July 22, 1960
(4)	Location of Head Office	4107-5, Oaza-miyota, Miyota-machi, Kitasaku-gun, Nagano	2-15-1, Fujimi, Sayama-shi, Saitama	6663-2, Fujikawaguchikomachi-Funatsu, Minami-Tsuru-gun, Yamanashi
(5)	Representative	Konosuke Imai President & CEO	Masaru Yoshida President & CEO	Shiro Hisada President & CEO
(6)	Capital	1,758 million yen	198 million yen	346 million yen
(7)	Number of Outstanding Shares	8,600,800	396,400	692,000
(8)	Shareholders' Equity	7,905 million yen	6,172 million yen	5,508 million yen
(9)	Total Assets	9,970 million yen	9,080 million yen	14,829 million yen
(10)	Account Settlement	March 31	March 31	March 31
(11)	Number of Employees	339	236	594
(12)	Major Customers	Suppliers Citizen Watch Co., Ltd. Opt Inc Purchasers Toyo Communication Equipment Co., Ltd. Miyota Co., Ltd.	Suppliers Yubari Precision Co., Ltd. Komatech Co., Ltd. Purchasers Silver Denken Co., Ltd. Citizen Watch Co., Ltd.	Suppliers WALOP Ltd. Hi-Mecha Co., Ltd Purchasers Citizen Watch Co., Ltd. Japan CBM Corporation
(13)	Major Shareholders and Shareholding Ratio	Citizen Watch Co., Ltd. 62.90% Employees' Shareholding Association of Cimeo Precision 1.31% Miyota Co., Ltd. 0.94% The Hachijuni Bank, Ltd. 0.80% Mizuho Corporate Bank, Ltd. 0.80%	Citizen Watch Co., Ltd. 86.67% Saitama Resona Bank, Limited 3.03% Employees' Association of Sayama Precision 1.29% Mizuho Bank, Ltd. 1.01% Sumitomo Mitsui Banking Corporation 1.01%	Citizen Watch Co., Ltd. 71.27% Employees' Shareholding Association of Kawaguchiko Seimitsu 11.82% Eisuke Yokoyama 3.46% Kazuko Yokoyama 3.46% Sumitomo Mitsui Banking Corporation 1.73%
(14)	Main Financing Banks	The Hachijuni Bank, Ltd. Sumitomo Mitsui Banking Corporation, and others	Saitama Resona Bank, Limited Mizuho Bank, Ltd., and others	Sumitomo Mitsui Banking Corporation The Yamanashi Chuo Bank, Ltd.
(15)	Relationships between Parties (i) Capital	Citizen Watch holds 62.90% of the outstanding shares of Cimeo.	Citizen Watch holds 86.67% of the outstanding shares of Sayama.	Citizen Watch holds 71.27% of the outstanding shares of Kawaguchiko.

16

(ii) Personnel	One executive concurrently serves as an executive of Citizen Watch and three executives were transferred from Citizen Watch.	Two executives concurrently serve as executives of Citizen Watch and one officer was transferred from Citizen Watch.	Two executives concurrently serve as executives of Citizen Watch and two executives were transferred from Citizen Watch.
(iii) Business	Quartz device products, watch component parts and other products are sold to Citizen Watch.	Watch component parts and other products are sold to Citizen Watch.	Watch functional parts and other products are sold to Citizen Watch.

Note: The figures in rows (6) through (9) are not audited or approved.

(16) Business Performance for the Latest Three Fiscal Years

(i) Citizen Watch (absolute parent company)

(Million Yen)

	Non-Consolidated			Consolidated		
Fiscal Year	Ended March 31, 2003	Ended March 31, 2004	Ended March 31, 2005*	Ended March 31, 2003	Ended March 31, 2004	Ended March 31, 2005*
Sales	148,824	153,433	155,650	333,988	375,715	357,288
Operating Income	4,926	5,640	6,382	19,680	35,506	37,092
Ordinary Income	9,134	7,279	9,946	21,049	35,392	40,118
Net Income	3,001	5,473	6,538	5,818	19,465	20,233
Net Income per Share (Yen)	9.60	17.83	21.37	18.38	63.31	65.97
Annual Dividends per Share (Yen)	9.00	10.00	11.00	—	—	—
Shareholders' Equity per Share (Yen)	448.87	482.46	495.28	674.57	739.45	799.28

(ii) Citizen Electronics (wholly-owned subsidiary)

(Million Yen)

	Non-Consolidated			Consolidated		
Fiscal Year	Ended March 31, 2003	Ended March 31, 2004	Ended March 31, 2005*	Ended March 31, 2003	Ended March 31, 2004	Ended March 31, 2005*
Sales	70,956	103,290	85,676	72,378	106,735	90,504
Operating Income	6,458	15,089	14,189	8,663	17,677	16,047
Ordinary Income	6,460	14,091	14,830	8,620	16,970	16,336
Net Income	3,713	8,146	8,961	4,956	9,854	9,855
Net Income per Share (Yen)	261.98	289.17	212.17	350.06	349.82	233.28
Annual Dividends per Share (Yen)	22.00	18.00	30.50	—	—	—
Shareholders' Equity per Share (Yen)	1,891.52	1,209.20	994.30	2,276.74	1,437.31	1,170.30

(iii) Miyota (wholly-owned subsidiary)

(Million Yen)

	Non-Consolidated			Consolidated		
Fiscal Year	Ended March 31, 2003	Ended March 31, 2004	Ended March 31, 2005*	Ended March 31, 2003	Ended March 31, 2004	Ended March 31, 2005*
Sales	29,003	30,884	32,948	—	32,279	36,447
Operating Income	△422	412	1,518	—	544	1,993
Ordinary Income	207	417	1,739	—	486	2,028
Net Income	80	220	1,040	—	238	1,165
Net Income per Share (Yen)	7.35	20.53	100.24	—	22.32	112.49
Annual Dividends per Share (Yen)	12.00	12.00	14.00	—	—	—
Shareholders' Equity per Share (Yen)	1,368.47	1,384.93	1,469.95	—	1,392.99	1,485.89

(iv) Cimeo (wholly-owned subsidiary)

(Million Yen)

	Non-Consolidated			Consolidated		
Fiscal Year	Ended March 31, 2003	Ended March 31, 2004	Ended March 31, 2005*	Ended March 31, 2003	Ended March 31, 2004	Ended March 31, 2005*
Sales	8,415	9,697	9,250	8,415	9,697	9,250
Operating Income	△424	679	575	△425	683	501
Ordinary Income	△455	673	585	△438	677	455
Net Income	△704	401	258	△691	401	150
Net Income per Share (Yen)	△82.03	45.62	28.93	△80.57	45.60	16.41
Annual Dividends per Share (Yen)	5.00	5.00	5.00	—	—	—
Shareholders' Equity per Share (Yen)	852.78	895.22	919.72	855.58	894.67	911.94

(v) Sayama (wholly-owned subsidiary)

(Million Yen)

	Non-Consolidated		
Fiscal Year	Ended March 31, 2003	Ended March 31, 2004	Ended March 31, 2005*
Sales	9,586	10,313	11,906
Operating Income	457	645	521
Ordinary Income	748	772	832
Net Income	330	402	553
Net Income per Share (Yen)	833.64	983.51	1,395.48
Annual Dividends per Share (Yen)	100.00	150.00	150.00
Shareholders' Equity per Share (Yen)	14,077.82	15,066.76	16,560.15

(vi) Kawaguchiko (wholly-owned subsidiary)

(Million Yen)

	Non-Consolidated		
Fiscal Year	Ended March 31, 2003	Ended March 31, 2004	Ended March 31, 2005*
Sales	19,998	20,418	20,149
Operating Income	1,177	1,026	961
Ordinary Income	1,227	1,047	1,029
Net Income	463	751	470
Net Income per Share (Yen)	669.84	1,086.19	679.89
Annual Dividends per Share (Yen)	85.00	110.00	110.00
Shareholders' Equity per Share (Yen)	6,755.05	7,723.57	8,259.25

* Figures are not audited or approved.

19

4. Status after Management Integration

(1) Citizen Watch

(i)	Corporate Name:	Citizen Watch Co., Ltd.
(ii)	Businesses:	Manufacture and sale of watches and parts thereof Manufacture and sale of information and electronic equipment and parts thereof Manufacture and sale of industrial machinery and equipment
(iii)	Location of Head Office:	6-1-12, Tanashi-cho, Nishi-Tokyo-shi, Tokyo
(iv)	Representative:	Makoto Umehara, President & CEO
(v)	Capital:	32,648 million yen (capital will not be increased due to stock-for-stock exchange)
(vi)	Total Assets:	390 billion yen (estimated)
(vii)	Account Settlement:	March 31

(2) Five Group Companies

On the effective date of the stock-for-stock exchange, Citizen Electronics will change its corporate name to "Citizen Electronics Co., Ltd.," Miyota will change its corporate name to "Citizen Miyota Co., Ltd.," Cimeo will change its corporate name to "Citizen Fine Tech Co., Ltd.," and Kawaguchiko will change its corporate name to "Citizen Seimitsu Co., Ltd." The status of Sayama and the status, other than the corporate names, of the other four group companies will not been changed from the descriptions in "3. Outline of Parties."

5. Business Forecast after Stock-for-Stock Exchange

The business forecast of Citizen Watch is as follows:

(Million Yen)

	Fiscal Year Ended March 31, 2006		Fiscal Year Ended March 31, 2007	
	Non-Consolidated	Consolidated	Non-Consolidated	Consolidated
Sales	171,000	371,000	187,000	417,000
Operating Income	8,600	39,000	9,500	44,000
Ordinary Income	11,300	41,000	12,600	45,500
Net Income	7,300	21,500	8,300	26,500
Net Income per Share (Yen)	21.15	62.30	21.33	68.10

Contacts

Citizen Watch Co., Ltd.	Citizen Electronics Co., Ltd.	Miyota Co., Ltd.
Osamu Yamada Managing Director Tel: 0424-68-4934	Takefumi Shirakabe Director, Chief General Manager of Accounting Division Tel: 0555-23-4121	Keiji Shiozaki Director, General Manager of Accounts and Finance D. Tel: 0267-32-3331
Cimeo Precision Co., Ltd.	**Sayama Precision Co., Ltd.**	**Kawaguchiko Seimitsu Co., Ltd.**
Shigeyuki Gomi Director, General Manager Tel: 0267-32-3232	Jiro Nakajima Director and Senior General Manager of Administration Division Tel: 04-2959-7221	Takeo Kusakabe Managing Director Tel: 0555-23-1231

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